     As filed with the Securities and Exchange Commission on June 27, 1997
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               ___________________

                                    Form 11-K


(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the fiscal year ended December 31, 1996

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from ___________ to ______________


                         Commission file number 33-41102

                          ____________________________


A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                         SILICON VALLEY BANK 401(k) AND
                          EMPLOYEE STOCK OWNERSHIP PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                            SILICON VALLEY BANCSHARES

                                3003 TASMAN DRIVE
                       SANTA CLARA, CALIFORNIA 95054-1191


-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                   This report contains a total of 16 pages.

                                TABLE OF CONTENTS

                                                            Page
                                                            ----

INDEPENDENT AUDITORS' REPORT                                 3

FINANCIAL STATEMENTS

  STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS            4
     WITH FUND INFORMATION, DECEMBER 31, 1996 AND 1995

  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS  6
     WITH FUND INFORMATION, YEAR ENDED DECEMBER 31, 1996

NOTES TO FINANCIAL STATEMENTS                                7

SIGNATURES                                                  15

EXHIBITS                                                    16

Independent Auditors' Report


The Administrative Committee
Silicon Valley Bank 401(k) and Employee Stock Ownership Plan:

We have audited the accompanying statements of net assets available for benefits of the Silicon Valley Bank 401(k) and Employee Stock Ownership Plan (formerly Silicon Valley Bank 401(k) Plan) (the "Plan") as of December 31, 1996 and 1995 and the related statement of changes in net assets available for benefits for the year ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995 and the changes in net assets available for benefits for the year ended December 31, 1996 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The fund information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                   S/ KPMG PEAT MARWICK LLP

San Francisco, California
June 27, 1997

          SILICON VALLEY BANK 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
                   (Formerly Silicon Valley Bank 401(k) Plan)

      Statements of Net Assets Available for Benefits with Fund Information

                     Years Ended December 31, 1996 and 1995


December 31, 1996                 Money         AIM                      U.S.
                                 Market      Constel-      S&P 500     Treasury     Lifepath     Lifepath     Lifepath    Lifepath
Assets                           Account      lation        Stock     Allocation      2000         2010         2020        2030
----------------------------------------------------------------------------------------------------------------------------------
 Investments, at fair value:
   Plan interest in Silicon
    Valley Bank Retirement
    Plans Master Trust          $213,021    $2,119,269   $1,973,618    $860,510     $122,457     $291,504     $452,761    $276,492
                                --------    ----------   ----------    --------     --------     --------     --------    --------

    Total investments            213,021     2,119,269    1,973,618     860,510      122,457      291,504      452,761     276,492
                                --------    ----------   ----------    --------     --------     --------     --------    --------

 Receivables:
   Participants' contributions         -            48          337           -            -            -            -           -
   Employer's contributions            -           444          853         212           10            2           29          36
                                --------    ----------   ----------    --------     --------     --------     --------    --------

    Total receivables                  -           492        1,190         212           10            2           29          36
                                --------    ----------   ----------    --------     --------     --------     --------    --------

    Total assets                 213,021     2,119,761    1,974,808     860,722      122,467      291,506      452,790     276,528

Liabilities
-----------

 Excess contributions payable          -        (3,454)        (447)        (79)           -         (140)           -         (44)
                                --------    ----------   ----------    --------     --------     --------     --------    --------

   Net assets available for
   benefits                     $213,021    $2,116,307   $1,974,361    $860,643     $122,467     $291,366     $452,790    $276,484
                                --------    ----------   ----------    --------     --------     --------     --------    --------
                                --------    ----------   ----------    --------     --------     --------     --------    --------


                                                 U.S.      Silicon Valley
December 31, 1996                                Gov't       Bancshares      Participant
                                    Lifepath     Money         Common           Loan
Assets                                2040       Market         Stock          Account      Other       Total
----------------------------------------------------------------------------------------------------------------
 Investments, at fair value:
   Plan interest in Silicon
    Valley Bank Retirement
    Plans Master Trust              $317,728     $29,299     $14,514,422       $445,942       -      $21,617,023
                                    --------     -------     -----------       --------     -----    -----------

    Total investments                317,728      29,299      14,514,422        445,942       -       21,617,023
                                    --------     -------     -----------       --------     -----    -----------

 Receivables:
   Participants' contributions             -           -               -              -       -              385
   Employer's contributions               69           -       1,630,871              -       -        1,632,526
                                    --------     -------     -----------       --------     -----    -----------

    Total receivables                     69           -       1,630,871              -       -        1,632,911
                                    --------     -------     -----------       --------     -----    -----------

    Total assets                     317,797      29,299      16,145,293        445,942       -       23,249,934

Liabilities
-----------

 Excess contributions payable              -        (182)              -              -       -           (4,346)
                                    --------     -------     -----------       --------     -----    -----------

   Net assets available for
   benefits                         $317,797     $29,117     $16,145,293       $445,942       -      $23,245,588
                                    --------     -------     -----------       --------     -----    -----------
                                    --------     -------     -----------       --------     -----    -----------



                 See accompanying notes to financial statements.

          SILICON VALLEY BANK 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
                   (Formerly Silicon Valley Bank 401(k) Plan)

      Statements of Net Assets Available for Benefits with Fund Information

               Years Ended December 31, 1996 and 1995 (Continued)


December 31, 1995                 Money         AIM                      U.S.
                                 Market      Constel-      S&P 500     Treasury     Lifepath     Lifepath     Lifepath    Lifepath
Assets                           Account      lation        Stock     Allocation      2000         2010         2020        2030
----------------------------------------------------------------------------------------------------------------------------------
 Investments, at fair value:
   Money market funds           $267,353             -            -           -            -            -            -           -
   Collective investment funds         -             -   $1,394,450    $990,057     $126,976     $249,977     $358,495    $212,889
   Mutual funds                        -    $1,487,766            -           -            -            -            -           -
   Silicon Valley Bancshares
    Common Stock Fund                  -             -            -           -            -            -            -           -
                                --------    ----------   ----------    --------     --------     --------     --------    --------

    Total investments            267,353     1,487,766    1,394,450     990,057      126,976      249,977      358,495     212,889
                                --------    ----------   ----------    --------     --------     --------     --------    --------

 Receivables:
   Participant loans                   -             -            -           -            -            -            -           -
   Employer's contributions            -             -            -           -            -            -            -           -
                                --------    ----------   ----------    --------     --------     --------     --------    --------

    Total receivables                  -             -            -           -            -            -            -           -
                                --------    ----------   ----------    --------     --------     --------     --------    --------

    Total assets                 267,353     1,487,766    1,394,450     990,057      126,976      249,977      358,495     212,889

Liabilities
-----------

 Excess contributions payable          -             -            -           -            -            -            -           -
                                --------    ----------   ----------    --------     --------     --------     --------    --------

   Net assets available for
    benefits                    $267,353    $1,487,766   $1,394,450    $990,057     $126,976     $249,977     $358,495    $212,889
                                --------    ----------   ----------    --------     --------     --------     --------    --------
                                --------    ----------   ----------    --------     --------     --------     --------    --------


                                                 U.S.     Silicon Valley
December 31, 1995                                Gov't      Bancshares      Participant
                                   Lifepath      Money        Common           Loan
Assets                               2040       Market         Stock          Account         Other        Total
-------------------------------------------------------------------------------------------------------------------
 Investments, at fair value:
   Money market funds                     -           -               -              -            -     $   267,353
   Collective investment funds     $190,934           -               -              -            -       3,523,778
   Mutual funds                           -           -               -              -            -       1,487,766
   Silicon Valley Bancshares
    Common Stock Fund                     -           -    $  9,736,623              -            -       9,736,623
                                   --------     -------    ------------       --------        -----     -----------

    Total investments               190,934           -       9,736,623              -            -      15,015,520
                                   --------     -------    ------------       --------        -----     -----------

 Receivables:
   Participant loans                      -           -               -       $284,933            -         284,933
   Employer's contributions               -           -       1,560,317              -            -       1,560,317
                                   --------     -------    ------------       --------        -----     -----------

    Total receivables                     -           -       1,560,317        284,933            -       1,845,250
                                   --------     -------    ------------       --------        -----     -----------

    Total assets                    190,934           -      11,296,940        284,933            -      16,860,770

Liabilities
-----------

 Excess contributions payable             -           -               -              -    $(240,727)       (240,727)
                                   --------     -------    ------------       --------        -----     -----------

   Net assets available for
    benefits                       $190,934           -     $11,296,940       $284,933    $(240,727)    $16,620,043
                                   --------     -------    ------------       --------        -----     -----------
                                   --------     -------    ------------       --------        -----     -----------


                 See accompanying notes to financial statements.

          SILICON VALLEY BANK 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
                   (Formerly Silicon Valley Bank 401(k) Plan)

 Statement of Changes in Net Assets Available for Benefits with Fund Information

                          Year Ended December 31, 1996


December 31, 1995                 Money         AIM                      U.S.
                                 Market      Constel-      S&P 500     Treasury     Lifepath     Lifepath     Lifepath   Lifepath
Assets                           Account      lation        Stock     Allocation      2000         2010         2020       2030
---------------------------------------------------------------------------------------------------------------------------------
Additions to net assets
 attributed to:
   Investment income:
    Plan interest in Silicon
     Valley Bank Retirement
     Plans Master Trust         $  8,441    $  226,984   $  352,294    $ 35,885     $  7,345     $ 26,872     $ 51,847   $  34,542
                                --------    ----------   ----------    --------     --------     --------     --------   ---------

   Total investment income         8,441       226,984      352,294      35,885        7,345       26,872       51,847      34,542
                                --------    ----------   ----------    --------     --------     --------     --------   ---------

   Contributions:
    Employer                      15,054        99,918       81,523      40,160        5,160       10,886       17,067      12,179
    Participants                       -       281,381      242,903      95,073       12,610       30,071       53,883      37,188
    Rollovers                          -       135,537       61,069       5,592          235          235        5,376       2,355
                                --------    ----------   ----------    --------     --------     --------     --------   ---------

    Total contributions           15,054       516,836      385,495     140,825       18,005       41,192       76,326      51,722
                                --------    ----------   ----------    --------     --------     --------     --------   ---------

    Total additions               23,495       743,820      737,789     176,710       25,350       68,064      128,173      86,264
                                --------    ----------   ----------    --------     --------     --------     --------   ---------

Deductions from net assets
 Attributed to:
   Benefits paid to participants  32,628        67,712       64,643     141,427        2,190          586        4,983       2,074
   Administrative expenses           447           811          602       1,035           39           90          131         118
                                --------    ----------   ----------    --------     --------     --------     --------   ---------
    Total deductions              33,075        68,523       65,245     142,462        2,229          676        5,114       2,192
                                --------    ----------   ----------    --------     --------     --------     --------   ---------

Net increase (decrease) prior to
 interfund transfers              (9,580)      675,297      672,544      34,248       23,121       67,388      123,059      84,072

Interfund transfers              (44,752)      (46,756)     (92,633)   (163,662)     (27,630)     (25,999)     (28,764)    (20,477)
                                --------    ----------   ----------    --------     --------     --------     --------   ---------

Net increase (decrease)          (54,332)      628,541      579,911    (129,414)      (4,509)      41,389       94,295      63,595
Net assets available for
 benefits:
   Beginning of year             267,353     1,487,766    1,394,450     990,057      126,976      249,977      358,495     212,889
                                --------    ----------   ----------    --------     --------     --------     --------   ---------
   End of year                  $213,021    $2,116,307   $1,974,361    $860,643     $122,467     $291,366     $452,790    $276,484
                                --------    ----------   ----------    --------     --------     --------     --------   ---------
                                --------    ----------   ----------    --------     --------     --------     --------   ---------

                                                 U.S.     Silicon Valley
December 31, 1995                                Gov't      Bancshares      Participant
                                   Lifepath      Money        Common           Loan                        1996
Assets                               2040       Market         Stock          Account         Other        Total
-------------------------------------------------------------------------------------------------------------------
Additions to net assets
 attributed to:
   Investment income:
    Plan interest in Silicon
     Valley Bank Retirement
     Plans Master Trust           $  42,832   $     103    $  3,788,543      $  32,243            -    $  4,607,931
                                  ---------   ---------    ------------      ---------     --------    ------------

   Total investment income           42,832         103       3,788,543         32,243            -       4,607,931
                                  ---------   ---------    ------------      ---------     --------    ------------

   Contributions:
    Employer                         15,093         351       1,657,430              -            -       1,954,821
    Participants                     39,002         885          55,584              -            -         848,580
    Rollovers                        18,860       2,639          19,859              -            -         251,757
                                  ---------   ---------    ------------      ---------     --------    ------------

    Total contributions              72,955       3,875       1,732,873              -            -       3,055,158
                                  ---------   ---------    ------------      ---------     --------    ------------

    Total additions                 115,787       3,978       5,521,416         32,243            -       7,663,089
                                  ---------   ---------    ------------      ---------     --------    ------------

Deductions from net assets
 Attributed to:
   Benefits paid to participants      2,755      16,446         674,670         21,336            -       1,031,450
   Administrative expenses              176           -           2,645              -            -           6,094
                                  ---------   ---------    ------------      ---------     --------    ------------
    Total deductions                  2,931      16,446         677,315         21,336            -       1,037,544
                                  ---------   ---------    ------------      ---------     --------    ------------

Net increase (decrease) prior to
 interfund transfers                112,856     (12,468)      4,844,101         10,907            -       6,625,545

Interfund transfers                  14,007      41,585           4,252        150,102    $ 240,727               -
                                  ---------   ---------    ------------      ---------     --------    ------------

Net increase (decrease)             126,863      29,117       4,848,353        161,009      240,727       6,625,545
Net assets available for
 benefits:
   Beginning of year                190,934           -      11,296,940        284,933     (240,727)     16,620,043
                                  ---------   ---------    ------------      ---------     --------    ------------
   End of year                     $317,797     $29,117     $16,145,293       $445,942            -     $23,245,588
                                  ---------   ---------    ------------      ---------     --------    ------------
                                  ---------   ---------    ------------      ---------     --------    ------------


                See accompanying notes to financial statements.

          SILICON VALLEY BANK 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
                   (Formerly Silicon Valley Bank 401(k) Plan)

                           Notes to Financial Statements

(1)  DESCRIPTION OF PLAN

     The following description of the Silicon Valley Bank 401(k) and Employee Stock Ownership Plan (formerly the Silicon Valley Bank 401(k) Plan) (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     (a)  GENERAL

     The Plan is a defined contribution plan established by Silicon Valley Bank (the "Company") on January 1, 1985. Effective March 1, 1995, the Silicon Valley Bancshares Employee Stock Ownership Plan (the "former ESOP") was merged with the Silicon Valley Bank 401(k) Plan. The merged Plan was restated and renamed the Silicon Valley Bank 401(k) and Employee Stock Ownership Plan. The Plan is intended to constitute a qualified profit sharing plan, as described in Section 401(a) of the Internal Revenue Code ("IRC"), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, and which also includes an employee stock ownership plan as described in Section 4975 (e) (7) of the IRC. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Effective January 1, 1996, all of the assets in the Plan were included in the Silicon Valley Bank Retirement Plans Master Trust (the "Master Trust"), held by Barclays Global Investors, N.A. ("BGI").

     (b)  ADMINISTRATION OF PLAN

     The Company is the Plan sponsor and administrator. Management and administration of the Plan is the responsibility of a committee appointed by the Company. Prior to March 1, 1995, the custodian of the Plan was Massachusetts Mutual Life Insurance Company ("Mass Mutual"). Effective March 1, 1995, the Company contracted with Wells Fargo Bank, N.A. to act as trustee and custodian of the Plan. Effective January 1, 1996, BGI (formerly BZW Barclays Global Investors, N.A.) acquired Wells Fargo Bank's MasterWorks Division. As a result of the acquisition, the agreements between the Company and Wells Fargo Bank, N.A. relating to the Plan were transferred to BGI.

     (c)  ELIGIBILITY

     All participants in the Plan and the former ESOP continued their eligibility to participate in the Plan subsequent to the merger. Other eligible employees became Plan participants on March 1, 1995 or become Plan participants on the first day of the calendar quarter after the date the participant attains age 18 and completes one hour of service as an employee of the Company.

     (d)  CONTRIBUTIONS

     Participants were allowed to contribute up to 5% and 15% of their pre-tax compensation in 1996 and 1995, respectively, as defined in the Plan, up to the maximum amount allowable under federal income tax regulations ($9,500 for 1996 and $9,240 for 1995). Upon approval by the Plan


                                     7                        (Continued)

          SILICON VALLEY BANK 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
                   (Formerly Silicon Valley Bank 401(k) Plan)

                           Notes to Financial Statements


     administrator, participants are permitted to roll into the Plan distributions from other qualified defined benefit or defined contribution plans.

     The Company may, at its discretion, make matching 401(k) contributions as defined in the Plan. The Company may match up to 100% of each participant's contributions up to a maximum of $1,000 per year.

     Discretionary ESOP contributions made by the Company to the Plan are allocated among the Plan participants based upon each eligible participant's cash compensation excluding incentive pay and, in 1996, also excluding IRC Section 401(k) and Section 125 deferrals (collectively "Pay"). In 1995, IRC Section 401(k) and Section 125 deferrals were included in Pay for allocation purposes. Discretionary ESOP contributions, which are based on Company performance, may range between 0% and 10% of Pay. In 1996 and 1995, discretionary ESOP contributions of 9.72% and 10%, respectively, were made for all participants employed by the Company on the last day of each year. In March 1996, the Company adopted a Money Purchase Pension Plan (the "MPP Plan"), which was effective January 1, 1995. The Plan was amended to delete the guaranteed 5% quarterly contribution retroactive to January 1, 1995, as it is now included in the MPP Plan. The net assets for the MPP Plan in the amount of $1,057,569 as of December 31, 1995 were held in the same trust as the Plan until the Master Trust was established effective January 1, 1996.

     (e)  PARTICIPANT ACCOUNTS

     Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined in the Plan. In 1995, each participant's account was also credited with an allocation of forfeitures from terminated participants' nonvested accounts. Certain fees may be charged to participant accounts, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

     (f)  VESTING

     Participants are immediately vested in their contributions plus actual earnings thereon. Prior to March 1, 1995, vesting was based on a three year schedule for the Plan and a five year schedule for the former ESOP. When the plans merged, a "prior match" account was created for existing 401(k) match balances as of March 1, 1995. These balances became fully vested on March 1, 1995. Vesting in the Company's 401(k) matching and discretionary ESOP contributions, the 1995 and prior allocations of forfeitures from terminated participants' nonvested accounts, plus actual


                                     8                        (Continued)

          SILICON VALLEY BANK 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
                   (Formerly Silicon Valley Bank 401(k) Plan)

                           Notes to Financial Statements


     earnings thereon, subsequent to March 1, 1995 is based on years of service, as defined in the Plan, in accordance with the following schedule:

                                                  Vested
                         Years of Service       Percentage
                         ----------------       ----------
                         Less than 1                 0%
                         1 but less than 2          20%
                         2 but less than 3          40%
                         3 but less than 4          60%
                         4 but less than 5          80%
                         5 or more                 100%

     In addition, a participant's account becomes fully vested upon attaining normal retirement date while employed by the Company, upon termination by the Company due to a reduction in force, or upon death or disability. Effective July 18, 1996, the Plan was amended so that a participant's account also becomes fully vested upon a covered termination, as defined in the Plan.

     (g)  FORFEITED ACCOUNTS

     Effective January 1, 1996, forfeited balances of terminated participants' nonvested accounts are used first to restore previously forfeited amounts of rehired participants' accounts and are then used to reduce future Company contributions to the Plan. Previously, forfeited balances of terminated participants' nonvested accounts were used first to restore previously forfeited amounts of rehired participants' accounts and were then allocated to remaining participants in accordance with the Plan. Forfeited nonvested accounts totaled $213,021 and $267,353 at December 31, 1996 and 1995, respectively. During 1996, Company contributions to the Plan were reduced by $41,098 due to forfeitures from nonvested accounts. The remaining forfeiture balance at December 31, 1996 of $213,021 will be used to reduce future Company contributions to the Plan. The forfeiture balance at December 31, 1995 of $267,353 was allocated to participants in accordance with the Plan provisions in effect in 1995.

     (h)  INVESTMENT OPTIONS

     Beginning March 1, 1995, participants may direct the investment of their Plan assets in any of the Plan's investment options, except for the ESOP. ESOP contributions are directed by the Plan administrator. Investment options, with the exception of the AIM Constellation Fund, are managed by BGI, and provide varying degrees of risk and return. The AIM Constellation Fund is managed by AIM Equity Funds, Inc. The fund choices at December 31, 1996 were:

     a. U.S. Treasury Allocation Fund - Funds are invested in U.S. Treasury bonds and notes, money market securities and U.S. Treasury bills.

     b. AIM Constellation Fund - Funds are invested primarily in the stocks of small and medium-size companies.


                                     9                        (Continued)

          SILICON VALLEY BANK 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
                   (Formerly Silicon Valley Bank 401(k) Plan)

                           Notes to Financial Statements


     c.   S&P 500 Stock Fund -   Funds are invested in the stocks of a broad
          array of established U.S. companies, seeking to approximate, as closely as practicable, the capitalization-weighted total rate of return of the Standard & Poors 500 Index.

     d. LifePath Series Funds (5) - Each LifePath fund contains a target year, referring to the year when investors plan to either retire or begin to withdraw portions of their investment. Each fund accepts higher risk early on, and adjusts its asset mix to lower-risk investments over time as the target year approaches. The funds invest in domestic and international stocks, bonds and money market securities.

          In 1995, Plan investment fund options included the Stagecoach LifePath series funds, which were trademarks of Wells Fargo Nikko Investments. Effective January 1, 1996, these investment options became the MasterWorks LifePath series funds, which are trademarks of BGI.

     e. U.S. Government Money Market Fund - Funds are invested primarily in short-term U.S. Treasury and U.S. government agency securities with maturities of less than three months.

     f. Silicon Valley Bancshares Common Stock Fund - Funds are invested primarily in common stock of the Company.

     Participants may elect to invest in any of the funds in increments of 1% of their total contribution amounts, except that contributions allocated to the Silicon Valley Bancshares Common Stock Fund are limited to 25% of the amount available for each participant to direct. A participant's investment choices and percentage increments for the Plan are the same as that participant's investment choices and percentage increments as directed by that participant under the MPP Plan. Earnings or losses on these investments are applied to participants' accounts as of the end of each day. Participants may change their investment elections under the Plan and the MPP Plan at any time.

     All ESOP contributions are invested in the Silicon Valley Bancshares Common Stock Fund.


                                     10                        (Continued)

          SILICON VALLEY BANK 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
                   (Formerly Silicon Valley Bank 401(k) Plan)

                           Notes to Financial Statements


     The following table provides information on participant-directed and non-participant-directed activity in 1996 for the Silicon Valley Bancshares Common Stock Fund:

                                            Participant-      Non-Participant-
                                              Directed            Directed              Total
                                            ---------------------------------------------------

     Balance at January 1, 1996               $312,459         $10,984,481          $11,296,940
     Net appreciation in
        fair value of investments              129,186           3,659,357            3,788,543
     Employer contributions                     26,559           1,630,871            1,657,430
     Participant contributions                  55,584                   -               55,584
     Rollovers                                  19,859                   -               19,859
     Benefits paid to participants             (30,967)           (643,703)            (674,670)
     Administrative expenses                      (399)             (2,246)              (2,645)
     Interfund transfers                         4,252                   -                4,252
                                            ---------------------------------------------------
     Balance at December 31, 1996             $516,533         $15,628,760          $16,145,293
                                            ---------------------------------------------------
                                            ---------------------------------------------------

     Prior to March 1, 1995, investments of the Plan were held by Mass Mutual and invested in mutual funds or guaranteed deposits with Mass Mutual based solely upon instructions received from participants. Plan assets were valued at contract or fair value as of the last day of the Plan year, as measured per the terms of the contract or by quoted market prices. In May 1995, the Mass Mutual Guaranteed Investment Contract was liquidated and the Company paid the market value adjustment of approximately $52,000 and deposited all funds into the Plan.

     (i)  PARTICIPANT LOANS

     Effective March 1, 1995, participants may borrow from the total of their Plan contributions, including their rollover contributions, plus earnings thereon, an amount equal to a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the participant's total vested account balance. Loan transactions are treated as a transfer to (from) the investment funds from (to) the Participant Loan Account Fund. Loan terms may be up to five years for personal loans or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at the trustee's prime rate, plus 1%. Interest rates for loans outstanding at December 31, 1996 and 1995 range from 9.25% to 10% and from 9.75% to 10%, respectively. Principal and interest are paid ratably through semi-monthly payroll deductions.

     (j)  PAYMENT OF BENEFITS

     On termination of employment by the Company or termination of service due to death, disability, retirement, a reduction in force by the Company, or a covered termination as defined in the Plan, a participant may elect to receive a lump sum amount equal to the value of the participant's vested interest in their account, distributions in annual installments or in the form of an annuity, or may leave their assets in the Plan until the participant elects a form of distribution. If the account balance is $3,500 or less, distribution payment options are limited to a single lump sum upon termination.


                                     11                        (Continued)

          SILICON VALLEY BANK 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
                   (Formerly Silicon Valley Bank 401(k) Plan)

                           Notes to Financial Statements


(2)  SUMMARY OF ACCOUNTING POLICIES

     The accounting and reporting policies of the Plan conform with generally accepted accounting principles.

     BASIS OF FINANCIAL STATEMENT PRESENTATION

     The financial statements of the Plan are prepared using the accrual method of accounting.

     USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     ADMINISTRATIVE EXPENSES

     Plan administrative expenses may be paid by the Company and any such expenses not paid by the Company shall be paid by the Plan. Substantially all of the Plan's expenses in 1996 and 1995 were paid by the Company.

     INVESTMENT VALUATION AND INCOME RECOGNITION

     The Plan's investments are stated at fair value. Mutual funds, shares of collective investment funds and money market funds are valued at quoted market prices which represent the net asset value of shares held in the funds at year end. The Silicon Valley Bancshares Common Stock Fund is valued at its quoted market price. Participant loans are valued at cost, which approximates fair value.

     Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

     PAYMENTS OF BENEFITS

     Benefits are recorded when paid.

(3)  INTEREST IN MASTER TRUST

     Effective January 1, 1996, the Plan's investments are included in the Master Trust, which was established for the investment of the assets of both the Plan and the MPP Plan. Each of the above-mentioned plans has an interest in certain investment portfolios within the Master Trust.


                                     12                        (Continued)

          SILICON VALLEY BANK 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
                   (Formerly Silicon Valley Bank 401(k) Plan)

                           Notes to Financial Statements


     The assets of the Master Trust are held by BGI. At December 31, 1996, the Plan's interest in the assets of the Master Trust constituted approximately 92% of the total assets. Each plan's assets, earnings (including realized and unrealized gains and losses on investments), and disbursements are allocated to the funds based on each individual plan's total for the above allocated categories (e.g., total assets, total earnings and total disbursements) as a percentage of the Master Trust's total for the above-allocated categories. This allocation excludes transactions related to the ESOP and participant loan transactions, which are separately accounted for under the Plan, and contributions to each plan, which are identifiable by fund.

     The Master Trust had the following investments at December 31, 1996:

     Investments, at fair value:
     Money Market Account                  $       258,145
     AIM Constellation                           2,713,531
     S&P 500 Stock                               2,527,383
     U.S. Treasury Allocation                    1,101,955
     Lifepath 2000                                 156,817
     Lifepath 2010                                 373,295
     Lifepath 2020                                 579,798
     Lifepath 2030                                 354,071
     Lifepath 2040                                 406,877
     U.S. Government Money Market                   37,520
     Silicon Valley Bancshares Common Stock     14,649,885
     Participant Loan Account                      445,942
                                               -----------
       Total Assets                            $23,605,219
                                               -----------
                                               -----------

     Investment income for the Master Trust for the year ended December 31, 1996 is as follows:

                                             Net appreciation
                                             in fair value of    Interest and
                                                investments        dividends
                                             -----------------   ------------
     Money Market Account                                  -      $  10,039
     AIM Constellation                           $   173,553         89,151
     S&P 500 Stock                                   389,999              -
     U.S. Treasury Allocation                         39,850              -
     Lifepath 2000                                     8,128              -
     Lifepath 2010                                    29,776              -
     Lifepath 2020                                    57,395              -
     Lifepath 2030                                    38,250              -
     Lifepath 2040                                    47,423              -
     U.S. Government Money Market                          -            147
     Silicon Valley Bancshares Common Stock        3,826,259              -
     Participant Loan Account                              -         32,243
                                                 -----------       --------
          Total Investment Income                 $4,610,633       $131,580
                                                 -----------       --------
                                                 -----------       --------


                                     13                        (Continued)

          SILICON VALLEY BANK 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
                   (Formerly Silicon Valley Bank 401(k) Plan)

                           Notes to Financial Statements


(4)  RELATED PARTY TRANSACTIONS

     The Company is the Plan administrator, as defined in the Plan, and therefore, all Silicon Valley Bancshares common stock transactions involving the Plan qualify as exempt party-in-interest transactions. Certain Plan investments are shares of investment funds managed by BGI. BGI is the current Plan trustee and custodian, as defined in the Plan, and therefore, these transactions also qualify as exempt party-in-interest transactions.

(5)  PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right to terminate the Plan or discontinue contributions, in accordance with the Plan document and under the provisions of ERISA, at any time and for any reason. In the event of Plan termination, participants will become fully vested in their Company 401(k) match and ESOP accounts.

(6)  TAX STATUS

     The Internal Revenue Service has determined and informed the Company, by a letter dated March 5, 1997, that the Plan, as amended, and related trust are designed in accordance with applicable sections of the IRC. The Plan has been further amended since receiving the determination letter to allow for a participant's account to become fully vested upon a covered termination, as defined in the Plan. The Plan administrator, based upon the advice of legal counsel, believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Accordingly, no provision for income taxes is reflected in the accompanying financial statements. Certain participants' contributions in 1996 and 1995 exceeded the annual addition limits imposed by the IRC. These excess contributions have been returned to the participants as taxable wages in 1997 and 1996.



                                     14                        (Continued)

          SILICON VALLEY BANK 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
                   (Formerly Silicon Valley Bank 401(k) Plan)


                                Signatures


THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                   SILICON VALLEY BANCSHARES


Date:  June 27, 1997               (s) Jeannine Boettcher
                                   ---------------------------------------
                                   Jeannine Boettcher
                                   Vice President and Plan Administrator



                                     15